Heineken
NV

03 JAN 28 AM 7:21

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

03003400

date
15 January 2003

our reference
02-031

your reference

dealt with by

page
1 of 1

subject
Exemptionfile 82-4953

Dear Sir, Madam,

Attached please find the publications of Heineken NV dated January 13 and 14 2003. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

dlw 1/30

Amsterdam, 13 January 2003

Heineken maintains profit forecast for 2002 despite higher pension costs

Heineken reiterates its earlier issued profit forecast for 2002, despite the forming of an additional provision for pension costs of EUR 13 million chargeable to the operating results of the year 2002. On September 12th, Heineken N.V. forecast the net profit to increase with 11% for the full year 2002. The additional provision relates to the pension liabilities in the Netherlands. Also for the four years after 2002, additional provisions of approximately EUR 13 million per annum will be necessary. The exact amount will depend on developments within the capital markets. The additional provisions are the result of the decreased coverage ratio as of December 31, 2002 of obligations of the Heineken pension fund in the Netherlands. Furthermore, the pension premium that Heineken pays to the Dutch pension fund, will increase by EUR 16 million in 2003.

In addition, the Pension and Insurance Supervisory Authority of the Netherlands (PVK) issued stricter requirements for the minimum coverage of obligations of pension funds in the Netherlands. Heineken will provide additional funding to the Heineken pension fund to meet these requirements. The additional funding will be provided by a subordinated loan of around EUR 150 million at a market-conform interest rate, which will be provided in September 2003. The additional funding will result in a funding ratio of 105%, as required by the PVK.

Press Information:
Manel Vrijenhoek
Tel: +31 6 – 514 17 451

Investor and analyst information:
Jan van de Merbel
Phone: +31 20 - 52 39 590

For more information on Heineken N.V., please visit www.heinekencorp.com

Amsterdam, 14 January 2003

Heineken to reinforce its South American Operations

- **Heineken announced today that it has agreed with the Schörghuber Corporate Group to acquire Schörghuber's 50% stake in IRSA, the company that controls the Chilean brewer CCU.**

- **At the same time Heineken has agreed with the Argentinean brewer Quilmes that it will terminate the Heineken license agreements and that Heineken will sell its 15% stake in Quilmes.**

- **The sale of the 15% stake in Quilmes will lead to an extraordinary net profit of EUR 73 million for Heineken in 2003.**

- **Simultaneously Heineken agreed to acquire a controlling stake in the Karlovacka brewery in Croatia.**

These steps mean a further strengthening of Heineken's position in South-America and the Balkans. They also settle both Heineken's dispute with Quilmes following the Quilmes-Ambev transaction and the dispute between Schörghuber and Quiñenco about the transfer of Schörghuber's indirect stake in IRSA to BrauHolding International, the joint venture of Heineken and Schörghuber in Germany.

Transaction in Chile
Schörghuber holds indirectly a 50% stake in IRSA, while Quiñenco owns the other 50% of IRSA, which has a controlling stake of 62% in the leading Chilean brewer CCU.
With the consent of Quiñenco, Heineken will buy the 50% stake in IRSA that is currently indirectly held by Schörghuber. Heineken and Quiñenco will thus become partners in the joint venture IRSA. As part of this transaction, Heineken intends to transfer the licensing agreements to produce the Heineken brand in Chile and Argentina to CCU as soon as practically possible.

"This investment in a profitable company, in one of the most attractive countries of the region, will allow Heineken to create a platform for further growth of its business in Chile and Argentina," said Heineken's CEO Thony Ruys. In addition, Heineken, the most international beer brand in the world, will complement the brand portfolio of CCU and it will benefit from the distribution networks in Chile and Argentina.

Transaction in Argentina

Heineken will sell its 15% stake in Quilmes to the controlling shareholder BAC, whilst agreeing to settle all disputes and claims outstanding in the pending arbitration proceeding between Heineken and Quilmes. This will lead to an extraordinary net profit of EUR 73 million for Heineken in 2003.

The sale to BAC will be subject only to the closing of the transaction announced by Quilmes and AmBev in May 2002.

As part of this agreement Heineken will be able, at its option, to terminate the license agreement to produce the Heineken brand with Quilmes. Heineken has the intention to transfer this agreement to CCU as soon as practically possible. Moreover, at the closing of the transaction with BAC, the technical assistance agreements of Heineken with Quilmes will terminate.

Heineken's CEO Thony Ruys: "With this transaction, Heineken will be able to focus on the further expansion of its operations in the region. It also puts an end to the deadlock situation in our relationship with Quilmes." The relation of Heineken and Quilmes had stalled after the announcement of the deal between Quilmes and AmBev in May 2002.

The transactions in Chile and Argentina will ultimately result in a net cash outlay, taking into account a special dividend of EUR 63, of EUR 272 million. The deal will immediately contribute to the net profit of Heineken.

Transaction in Croatia

Simultaneously, Heineken has agreed with SBE (Southern Breweries Establishment, a joint venture of which CCU owns 50%), to acquire the controlling stake of 68.8% in the Croatian brewer Karlovacka Pivovara. The transaction is still subject to a number of conditions, including corporate and regulatory approvals.

With a domestic market share of 19% and an annual beer volume of around 850,000 hectolitres, Karlovacka Pivovara is the number two brewer in Croatia. The brewery also exports to the region. Karlovacka Pivovara employs 670 people and is located in the city of Karlovacka near Zagreb, with Karlovacka as its main brand.

Karlovacka Pivovara is listed on the stock exchanges of Zagreb and Varazdin, Croatia.

Profile Compañía de Cervecerías Unidas S.A. (CCU)

CCU is the leading beverage company in Chile with three breweries and a total annual beer production of 3.5 million hectolitres, representing a market share of 88 %. The production of soft drinks, including mineral water and nectar, amounts to 4.1 million hectolitres, leading to a market share of 24%. CCU also operates wineries with a total production of 850,000 hectolitres of which about half is designated for export.

CCU operates two breweries in Argentina, where it sells 1.5 million hectolitres of beer and has a market share of about 12%.
CCU employs 3,900 people. The main brands are Cristal, Escudo, Dorada in Chile and Schneider and Budweiser (under license) in Argentina.

Press enquiries
Albert Holtzappel
telephone: +31 (0)20 52 39 359

Investor and analyst enquiries
Jan van de Merbel
telephone: + 31 (0)20 52 39 590

More information on:
Heineken N.V., visit www.heinekencorp.com
CCU, visit www.ccu-sa.com
Quinsa, visit www.quinsa.com